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                                                                 File No. 69-249

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM U-3A-2

                      For the Year Ended December 31, 1997

   Statement by Holding Company Claiming Exemption Under Rule U-3A-2 from the
          Provisions of the Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                              BAY STATE GAS COMPANY

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

        1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

Bay State Gas Company ("Bay State"), a Massachusetts corporation with its principal executive offices in Westborough, Massachusetts, is a gas utility company and a holding company as defined in the Act.

Northern Utilities, Inc. ("Northern"), a New Hampshire corporation with offices in Portsmouth, New Hampshire, is a wholly owned subsidiary of Bay State and is also a gas utility company as defined in the Act. Granite State Gas Transmission, Inc. ("Granite"), a New Hampshire corporation with offices in Portsmouth, New Hampshire, is a wholly owned subsidiary of Bay State and is an interstate gas transmission company, but is not a gas utility company as defined in the Act. Bay State Energy Enterprises, Inc. ("BSEE"), Natural Gas Development Inc. ("NGDI"), EnergyUSA, Inc., EnergyEXPRESS, Inc., and LNG Development Corp. are Massachusetts corporations with offices in Westborough, Massachusetts, are wholly owned subsidiaries of Granite and are not gas utilities as defined in the Act.

        2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.



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BAY STATE. The Massachusetts service area of Bay State covers approximately
1,344 square miles in Massachusetts and, at December 31, 1996, included a population of approximately 1,340,000. At December 31, 1997, Bay State furnished gas service to a total of approximately 261,000 residential, commercial, industrial and interruptible customers and has franchise rights in 61 communities within Massachusetts.

Bay State's location serving an area covering approximately 839 square miles in southeastern Massachusetts supplies gas service to the cities of Attleboro, Brockton and Taunton and 37 surrounding towns ("Brockton"). Bay State's location serving an area covering approximately 415 square miles in western Massachusetts supplies gas service to the cities of Chicopee, Northampton and Springfield and 14 neighboring towns ("Springfield"). Bay State's location serving an area covering approximately 90 square miles in northeastern Massachusetts supplies gas service to the city of Lawrence and 3 neighboring towns ("Lawrence"). None of Bay State's distribution facilities are outside of Massachusetts.

The gas distributed by Bay State in Massachusetts is principally pipeline natural gas purchased under a portfolio of domestic gas supply contracts and transported under capacity contracts to its distribution system from the producing areas of North America. Bay State distributes some Canadian pipeline natural gas purchased from Granite.

Bay State produces liquid propane (LP) air gas from LP purchased from several suppliers. The LP air gas is produced by Bay State's seven propane air gas plants, all located in the Commonwealth of Massachusetts, which have a combined storage capacity of 320,249 MMBtu of natural gas equivalent and a combined rated daily vaporization capability of 118,194 MMBtu. A list of Bay State's propane air gas plants, indicating the location and capacity of each plant, is attached hereto as Schedule A.

Springfield has a leased liquefied natural gas (LNG) facility which consists of liquefaction equipment capable of liquefying 10,000 MMBtu of natural gas per day, a 1,020,000 MMBtu storage tank and vaporization equipment capable of vaporizing 55,000 MMBtu per day. Brockton has a leased LNG facility with a storage capacity of 800,000 MMBtu and a rated daily vaporization capability of 50,000 MMBtu. Both the Brockton and Lawrence have LNG satellite facilities with storage capacities of 8,000 and 12,800 MMBtu, and daily vaporization capability of 12,000 and 19,200 MMBtu, respectively. A list of Bay State's LNG facilities, indicating the location and capacity of each facility, is attached hereto as Schedule B.

Bay State does not own any underground storage facilities; rather, it has storage contracts with the Algonquin Gas Transmission Company, Texas Eastern Corporation, Tennessee Gas Pipeline Company, National Fuel Gas Supply Corporation, and CNG Transmission Corporation.

NORTHERN. Northern, through its New Hampshire and Maine locations, is engaged in the distribution and sale of natural gas to residential, commercial, industrial and interruptible customers in New Hampshire and Maine.

The service area of Northern covers approximately 808 square miles in New Hampshire and Maine and, at December 31, 1990, included a population of approximately 450,000. At December 31, 1997, Northern furnished gas service to a total of approximately 46,000 customers in 41 communities.

Northern's location serving an area covering approximately 314 square miles in southeastern New Hampshire supplies gas service to the city of Portsmouth and 22 surrounding cities and towns ("New Hampshire"). Northern's location serving an area covering approximately 493 square miles in southern




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Maine supplies gas service to the cities a Portland, Lewiston and Auburn and 15 neighboring cities and towns ("Maine").

The gas distributed by Northern is principally pipeline natural gas purchased under a portfolio of gas supply contracts and transported under capacity contracts to Northern's distribution system from the producing areas of North America. Northern distributes some Canadian pipeline natural gas purchased from Granite.

New Hampshire has one LP air gas plant with a storage capacity of 9,908 MMBtu of natural gas equivalent and rated daily vaporization capability of 4,080 MMBtu . Maine has one LP air gas plant with a storage capacity of 16,761 MMBtu of natural gas equivalent and a rated daily vaporization capability of 10,000 MMBtu (see Schedule A).

Maine has one LNG facility with a storage capability of 13,750 MMBtu and a rated daily vaporization capability of 14,000 MMBtu (see Schedule B).

Bay State believes there are two bases upon which it is exempt from the Act under Section 3 (A)(2) thereof. First, Bay State itself is predominantly a public utility company whose operations as such do not extend beyond Massachusetts. Second, Bay State's entire operation as a holding company system only extends to states "contiguous" to Massachusetts: New Hampshire and Maine. Maine and Massachusetts are "contiguous" under the alternative definition for that word, "nearby".

        3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

            (a) Number of MCF of natural or manufactured gas distributed at retail.

            (b) Number of MCF of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

            (c) Number of MCF of natural or manufactured gas sold at wholesale outside the state in which each such company is organized, or at the state line.

            (d) Number of MCF of natural or manufactured gas purchased outside the state in which each such company is organized, or at the state line.

                    FOR TWELVE MONTHS ENDED DECEMBER 31, 1997

BAY STATE MASSACHUSETTS

    (a)  MCF of gas distributed at retail                                      49,341,000

    (b)  MCF of gas distributed at retail outside of Massachusetts                     -0-

    (c)  MCF of gas sold at wholesale outside Massachusetts,
           or at the Massachusetts state line                                   5,123,000

    (d)  MCF of gas purchased outside Massachusetts,
           or at the Massachusetts state line                                  56,892,000



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NORTHERN

    (a)  MCF of gas distributed at retail                                      11,389,000

    (b)  MCF of gas distributed at retail outside of New Hampshire              6,249,000

    (c)  MCF of gas sold at wholesale outside New Hampshire,
           or at the New Hampshire state line                                     263,000

    (d)  MCF of gas purchased outside New Hampshire, or at the
           New Hampshire state line                                            12,239,000

        4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

            (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

            (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

            (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

            (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

            (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

Items (a through e) are not applicable to registrant because it does not hold directly or indirectly, any interest in an Exempt Wholesale Generator (EWG) nor in a foreign utility company. Also, registrant has not included Exhibit C, an organizational chart, as it has no interest in an EWG or a foreign utility.




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                                    EXHIBIT A

A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such calendar year.

The consolidating statements of income and consolidating balance sheets are attached hereto as Exhibit 99.1

The above named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 1998.


                                             BAY STATE GAS COMPANY
                                    --------------------------------------------
                                               (Name of Claimant)


                                    By /s/ Thomas W. Sherman
                                    --------------------------------------------
                                    Executive Vice President, Treasurer and
                                    Chief Financial Officer

CORPORATE SEAL

                                    By /s/ Stephen J. Curran
                                    --------------------------------------------
                                    Controller


Attest:

 /s/ William D. MacGillivray
----------------------------------
         Assistant Clerk

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

        Thomas W. Sherman, Executive Vice President, Treasurer and Chief Financial Officer
        Bay State Gas Company
        300 Friberg Parkway
        Westborough, Massachusetts  01581-5039


                       EXHIBIT B. FINANCIAL DATA SCHEDULE

The financial data schedule is attached hereto as Exhibit 27.


                                    EXHIBIT C

As discussed under item 4, Exhibit C is not applicable to the registrant as it has no interest in an EWG or a foreign utility.


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                                   SCHEDULE A

                              BAY STATE GAS COMPANY

                           PROPANE AIR GAS FACILITIES


                                         Storage                   Vaporization
        Location                        Capacity                    Capability
        --------                        --------                   ------------
                                         (MMBtu)                    (MMBtu/day)

    BAY STATE:

         Brockton                        79,592                      30,000

         Taunton                         32,427                      11,980

         West Medway                     20,427                       5,273

         West Springfield                79,265                      24,699

         East Longmeadow                 59,450                      13,414

         Northampton                     24,544                      11,740

         Lawrence                        24,544                      21,088
                                        -------                     -------

        Total Bay State                 320,249                     118,194
                                        -------                     -------

    NORTHERN:

         Portsmouth                       9,908                       4,080

         Portland                        16,761                      10,000
                                        -------                     -------

        Total Northern                   26,669                      14,080
                                        -------                     -------

    Grand Total                         346,918                     132,274
                                        =======                     =======





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                                   SCHEDULE B

                              BAY STATE GAS COMPANY

                                 LNG FACILITIES


                                       Storage          Vaporization            Liquefaction
       Location                      Capacity           Capability              Capability
       --------                      --------          ------------            ------------
                                        MMBtu           MMBtu/day                MMBtu/day

BAY STATE:

       Ludlow                        1,020,000             55,000                 10,000

       Easton                          800,000             50,000                      0

       Marshfield                        8,000             12,000                      0

       Lawrence                         12,800             19,200                      0
                                     ---------            -------                 ------

       Total Bay State               1,840,800            136,200                 10,000
                                     ---------            -------                 ------

NORTHERN:

       Lewiston                         13,750             14,000                      0

       Portland                              0              3,600                      0
                                     ---------             ------                 ------

       Total Northern                   13,750             17,600                      0
                                     ---------             ------                 ------

Grand Total                          1,854,550            153,800                 10,000
                                     =========            =======                 ======








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